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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 17)

                                   ----------

                              QUALITY DINING, INC.
                                (Name of Issuer)

      Common Stock, no par value                         747456P  10  5
    (Title of class of securities)                       (CUSIP number)

                                David W. Schostak
                                    NBO, LLC
                           25800 Northwestern Highway
                                    Suite 750
                           Southfield, Michigan 48075
                                 (248) 262-1000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                February 28, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 pages)

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

-----------------------------------------------------------              --------------------------------------------------------
CUSIP NO. 747456P 10 5                                         13D                                             Page 2 of 11 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                NBO, LLC
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                            [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Michigan
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                          1,159,014
      NUMBER OF
        SHARES            -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                                0
     BENEFICIALLY
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                     1,159,014
      REPORTING

     PERSON WITH          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            1,159,014
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.9%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------



-----------------------------------------------------------              --------------------------------------------------------
CUSIP NO. 747456P 10 5                                         13D                                             Page 3 of 11 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                Jerome L. Schostak
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES            -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                        1,159,014
     BENEFICIALLY
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING

     PERSON WITH          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   1,159,014

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            1,159,014
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.9%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------



-----------------------------------------------------------              --------------------------------------------------------
CUSIP NO. 747456P 10 5                                         13D                                             Page 4 of 11 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                David W. Schostak

                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES            -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                        1,159,014
     BENEFICIALLY
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING

     PERSON WITH          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   1,159,014

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            1,159,014
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.9%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP NO. 747456P 10 5                                         13D                                             Page 5 of 11 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                Robert I. Schostak
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES            -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                        1,159,014
     BENEFICIALLY
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING

     PERSON WITH          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   1,159,014

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            1,159,014
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.9%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP NO. 747456P 10 5                                         13D                                             Page 6 of 11 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                Mark S. Schostak
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES            -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                        1,159,014
     BENEFICIALLY
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING

     PERSON WITH          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   1,159,014

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,159,014
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.9%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------


                  This Amendment No. 17 ("Amendment No. 17") amends the Statement on Schedule 13D filed on March 26, 1999, as amended by Amendment No. 1 filed on October 5, 1999, Amendment No. 2 filed on January 13, 2000, Amendment No. 3 filed on February 22, 2000, Amendment No. 4 filed on February 24, 2000, Amendment No. 5 filed on February 28, 2000, Amendment No. 6 filed on April 7, 2000, Amendment No. 7 filed on April 19, 2000, Amendment No. 8 filed on April 25, 2000, the Amendment filed on Schedule TO filed on May 9, 2000, Amendment No. 10 filed on May 25, 2000 the Amendment filed on Schedule TO filed on June 6, 2000, the Amendment filed on Schedule TO filed on June 8, 2000, the Amendment filed on Schedule TO filed on July 11, 2000, Amendment No. 14 filed on August 11, 2000, Amendment No. 15 filed on December 14, 2000 and Amendment No. 16 filed on December 22, 2000 (the "Schedule 13D") by and on behalf of the following persons: NBO, LLC ("NBO"), Jerome L. Schostak, David W. Schostak, Robert I. Schostak and Mark S. Schostak (collectively, the "Schostaks" and together with NBO, the "Reporting Persons").

                  Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" or the "Issuer" shall mean Quality Dining, Inc.

ITEM 4.        PURPOSE OF TRANSACTION.

                  On February 28, 2001, NBO entered into certain agreements (the "Disposition Agreements") providing, among other things and as more fully described in Item 6 below (which descriptions are hereby incorporated herein by reference), for disposition of all of the Common Stock owned by NBO. On the same date the Reporting Persons entered into a Stockholders Agreement (the "Stockholders Agreement") providing, among other things and as more fully described in Item 6 below (which description is hereby incorporated herein by reference), that for a period of up to ten years, none of the Reporting Persons or others described therein will purchase a substantial portion of assets or Common Stock or other securities of the Company as described therein (the "Company Securities"), or engage in certain other activities including, without limitation, the solicitation of proxies or act to seek to control or influence the management, Board of Directors, or policies of the Company.

                  The Reporting Persons have also determined, in connection with the anticipated disposal of Shares of the Company owned by NBO, not to pursue the election of their nominees to the Company's Board of Directors at the 2001 Annual Meeting of Shareholders.

                  Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,159,014 Shares constituting approximately 9.9% of the outstanding Shares (the percentage of Shares owned being based upon information provided in a letter from John C. Firth, the Company's Executive Vice President and General Counsel, dated January 23, 2001, to Mark S. Schostak). NBO may be deemed to have direct beneficial ownership of all such Shares.

                  Each of the Schostaks, as a member of NBO, may be deemed to beneficially own Shares which NBO beneficially owns. Each of the Schostaks disclaims beneficial ownership of such Shares for all other purposes.

                  (b) Each of the Schostaks may be deemed to share with NBO the right to vote or direct the vote or to dispose or direct the disposition of the Shares.

                  (c) Information concerning transactions in the Shares by the Reporting Persons during the last sixty days is set forth in Exhibit 17, attached hereto, which is incorporated herein by reference.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The Disposition Agreements include: (i) a Purchase and Sale Agreement, by and among NBO, the Company and Bravokilo, Inc. ("BKI"), an Indiana corporation and wholly owned subsidiary of the Company (the "Purchase Agreement"), and (ii) a Stock Sale Agreement by and between NBO and Daniel B. Fitzparick ("Fitzpatrick") on behalf of an entity to be formed (the "Stock Sale Agreement"). The Stockholders Agreement, the Purchase Agreement and the Stock Sale Agreement are filed as Exhibits 18, 19 and 20 hereto, respectively, and each is incorporated herein by reference.

                  Pursuant to the Purchase Agreement, the Reporting Persons, subject to the terms and conditions set forth therein, agreed to acquire the operations of four Burger King restaurants (the "Restaurants"), presently operated by BKI in the Detroit, Michigan area. Under this agreement, NBO will acquire: (i) BKI's rights and obligations under franchise agreements relating to the Restaurants (the "Franchise Rights"); (ii) BKI's right, title and interest under certain lease agreements relating to three of the Restaurants (the "Leased Parcels") and the building for the Restaurant occupying one of the Leased Parcels; (iii) fee title to the real property upon which the fourth Restaurant is located (the "Fee Title"); (iv) certain assets, inventory and cash located at each of the Restaurants (the "Designated Assets"); and (v) rights under certain agreements to which BKI is a party (the "Acquired Rights" and, together with the Franchise Rights, the Leased Parcels, the Fee Title and the Designated Assets, the "Acquired Assets"). In consideration for acquiring the Acquired Assets pursuant to the Purchase Agreement, NBO will transfer to BKI 785,000 shares of Common Stock of the Company (the "BKI Shares") subject to certain cash adjustments as specified therein. The closing of the transactions contemplated by the Purchase Agreement is subject to certain conditions set forth therein, including, without limitation: approval of Burger King Corporation, approval of the Board of Directors of the Company; approval of the Company's lenders; receipt by the Company of a fairness opinion; the closing of the transactions contemplated by the Stock Sale Agreement; and satisfactory inspection of certain assets and review of certain corporate documents by NBO.

                  Pursuant to the Stock Sale Agreement, NBO has agreed to sell to Fitzpatrick, subject to the terms and conditions set forth therein, 374,014 Shares of Common Stock (the "Remaining Shares"), which Remaining Shares together with the BKI Shares comprise all of the Shares of Common Stock owned by NBO, simultaneous with the closing of the transactions contemplated by the Purchase Agreement. In consideration for the transfer of the Remaining Shares by NBO to Fitzpatrick pursuant to the Stock Sale Agreement, Fitzpatrick will pay to NBO $2,111,597 in cash.

                  Pursuant to the Stockholders Agreement, the Reporting Persons agreed to certain restrictions more fully described therein until the earlier of: (a) the termination of the Purchase Agreement or (b) ten years after the expiration of the closing of the transactions contemplated by the Purchase Agreement. Restrictions on the Reporting Persons and others pursuant to the Stockholders Agreement include, without limitation, prohibitions against: (i) acquisition of any substantial amount of the assets of the Company or Company Securities; (ii) solicitation (with certain exceptions) of proxies or formation or participation in a "group" as defined under the Securities Exchange Act of 1934, as amended, or other action to seek control or influence management, the Board of Directors or policies of the Company; or (iii) taking action that could reasonably be expected to force the Company to make a public announcement regarding the type of actions prohibited thereunder.

                  In the event Burger King Corporation exercises certain rights to purchase any of the Restaurants NBO agreed, for a period of two years following such date, to restrictions on the Reporting Persons and others pursuant to the Stockholders Agreement including, without limitation, prohibitions against: (i) acquisition of any substantial amount of Company Securities; (ii) solicitation (with certain exceptions) of proxies or formation or participation in a "group" as defined under the Securities Exchange Act of 1934, as amended, or other action to seek control or influence management, the Board of Directors or policies of the Company; or (iii) taking action that could reasonably be expected to force the Company to make a public announcement regarding the type of actions prohibited thereunder.

                  Except as indicated above, the information set forth in Item 6 of Schedule 13D remains unchanged.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following Exhibits are filed herewith:

                  17. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.

                  18. Stockholders Agreement, dated as of February 28, 2001, by and among, Quality Dining, Inc., NBO, LLC, Jerome L. Schostak, David W. Schostak, Robert I Schostak and Mark S. Schostak.

                  19. Purchase and Sale Agreement, dated February 28, 2001, by and among Bravokilo, Inc., Quality Dining, Inc. and NBO, LLC.

                  20. Stock Sale Agreement, dated as of February 28, 2001, by and between Daniel B. Fitzpatrick and NBO, LLC.


             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 28, 2001

                           NBO, LLC


                           By:  /s/ David W. Schostak
                             ----------------------------------------
                                  David W. Schostak, Member



                            /s/ Jerome L. Schostak
                           ------------------------------------------
                                  Jerome L. Schostak



                            /s/ David W. Schostak
                           ------------------------------------------
                                  David W. Schostak



                            /s/ Robert I. Schostak
                           ------------------------------------------
                                  Robert I. Schostak



                            /s/ Mark S. Schostak
                           ------------------------------------------
                                  Mark S. Schostak

                                  EXHIBIT INDEX

Exhibit No.                         DESCRIPTION
-----------                         -----------

17. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.

18. Stockholders Agreement, dated as of February 28, 2001, by and among, Quality Dining, Inc., NBO, LLC, Jerome L. Schostak, David W. Schostak, Robert I Schostak and Mark S. Schostak.

19. Purchase and Sale Agreement, dated February 28, 2001, by and among Bravokilo, Inc., Quality Dining, Inc. and NBO, LLC.

20. Stock Sale Agreement, dated as of February 28, 2001, by and between Daniel B. Fitzpatrick and NBO, LLC.